BioHarvest Issues Shareholder Letter and Provides Corporate Update

Vancouver, British Columbia and Rehovot, Israel - January 8, 2025 - BioHarvest Sciences Inc., (Nasdaq: BHST) (CSE: BHSC)  (FSE: 8MV0) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology process, today issued a letter to shareholder partners from Chief Executive Officer, Ilan Sobel.

Dear Fellow Shareholders,

2024 can be summarized as a year of transformation and growth for BioHarvest, where we introduced our new CDMO Services division - anchored by a partnership with a tier-1 food ingredients producer, Tate & Lyle. We also expect to have effectively doubled our core VINIA® capsule business and successfully brought a new line of VINIA Inside products to market to address a highly incremental consumer base. On the Capital markets front, we achieved a major milestone with our listing on the Nasdaq stock exchange in the U.S., which we expect will support growth by driving enhanced visibility and liquidity amongst U.S. investors.

Each of these major initiatives were the culmination of years of hard work by our growing team, and the fact that they all coincided this year is indicative of the significant acceleration of our business. I am pleased to provide this update on our new CDMO Services division and our rapidly scaling Direct-to-Consumer (D2C) Products divisions, each of which had transformative years in 2024 that we expect will trigger a step change in revenue growth and financial performance in 2025 and beyond.

CDMO Services Division: Solving One of the Industry’s Biggest Problems with Botanical Synthesis

The most transformational change in 2024 was the launch of our Contract Development and Manufacturing Organization (CDMO) Services division at the BIO CEO Investor Conference in early March, which coincided with our first non-Deal Road Show of the year in New York City. The addition of our CDMO Business Unit provides us a critical path to accelerate the delivery of the Company’s “NORTH STAR” - to discover, develop, manufacture and democratize 5-10 life-changing molecules that will improve the Health & Wellness of millions of people while preserving the planet for generations to come. We now have the ability to partner with industry decision makers by giving them the opportunity to access our Botanical Synthesis technology platform to unlock new solutions for the most significant problems they’re facing today. This is a significant addition to our business as it allows us to develop unique molecules for major players in pharmaceuticals, nutraceuticals, cosmetics and nutrition/sweetener industries, which up until today have not been able to be commercialized with other technologies, and that with our Botanical Synthesis Technology, we can produce consistently and economically at large scale.

While we have multiple customers and a robust near-term pipeline, the business is anchored by our recently announced tier-1 partnership with Tate & Lyle, a world leader in ingredient solutions, to develop the next generation of sweeteners using plant-derived molecules. Our partnership with an industry leader such as Tate & Lyle sends a clear message about the maturity of our Botanical Synthesis technology platform and opportunity it presents to the broader industry.

I have spoken throughout the year of the different opportunities that are represented in our CDMO deal pipeline - in addition to our recent Tate & Lyle partnership, we have identified multiple priority opportunities in in both Cosmetics and Pharmaceutical verticals, which are being actively managed in the CDMO deal pipeline, and Zaki and I expect to announce additional CDMO contracts in the first half of 2025.

Not only are our CDMO efforts adding research revenue and potentially lucrative future molecule production agreements, but they are also pivotal in creating our AI assisted molecule discovery capabilities, and in necessitating scaling initiatives that are going to further improve our D2C Products business unit margins.

VINIA® Inside Strategy: Diversifying Our Customer Base through Incremental Delivery Mechanisms

I am very pleased to enter 2025 with approximately 50,000 active subscribers in the USA and a 2024 end-of-year exit run rate of nearly US$30 million, based on Q4 guidance.

As we continue to grow, we will continue to diversify our delivery mechanisms for VINIA® beyond the core capsule business to address a differentiated and incremental customer base. In 2024 we launched the VINIA® Functional Superfood Coffee line, which represented the first VINIA Inside product offering. This strategy is proving to be effective, and as of the end of December 2024 we had sold a cumulative $1.6 million of VINIA® coffee since launch.

We are now capitalizing on this momentum with the launch of our VINIA® Functional tea lineup - announced in December 2024 to great response - to be followed by the launch of Nespresso Original compatible coffee pods and VINIA® Functional Tea in K-Cup compatible pods in the first quarter of 2025. The second quarter will see the launch of VINIA SUPER-CHEWS which will contain a “Double Strength Performance Formula” allowing us to better access the critical needs of a younger, more active consumer base including athletes and the military.

Investments in People and Processes Drive Strategic New Capabilities

To support a robust level of growth, we made a series of strategic investments to build new capabilities, strengthening the foundation of our CDMO business and helping to drive better margins in the manufacturing side of our business.

Our acquisition of a new 80,000 square foot corporate campus in Yavneh, Israel will prove transformational, providing a single location where we can consolidate our corporate offices, conduct all CDMO R&D efforts spanning 12 state-of-the-art GMP clean rooms, and expand production capacity up to 4x for production of both VINIA® and of our future olive cell products.

We continue to invest in driving higher efficiencies at every stage of VINIA® production as well, which includes the recent digitization of our entire production process including all biological markers. These initiatives have been transformational to our gross margin profile, which has improved from 44% in the third quarter of 2023 to 56% in the third quarter of 2024, and along with other strategic CapEx investments we are currently making, are expected to drive our gross margin profile into the 60%+ range in 2025.

This momentum is not possible without quality people, who empower us to achieve all that we do. We added senior horsepower to our Board with the appointment of Ms. Anne Binder, and added domain experts Dr. Itay Mayrose and Dr. Edward Maristany to augment our Artificial Intelligence and Functional Medicine initiatives.

Ultimately, everything we do is a team effort spanning multiple disciplines and I’d like to thank each and every one of our team members for their hard work in 2024, which made our success possible and will empower further growth in 2025.

Successful Uplisting to the Nasdaq Global Market

On the capital markets front, we achieved our long-term goal of uplisting to the Nasdaq, representing a significant capital markets milestone for BioHarvest Sciences and our valued shareholder partners. I am incredibly proud of the efforts of the whole team at BioHarvest, whose operational execution has positioned us to list on a senior U.S. exchange and tap into a global shareholder base.

Ultimately this listing will serve to expand our potential shareholder base to include a wider base of U.S. investors, improve liquidity and elevate our public profile in the industry - ultimately helping to enhance shareholder value creation over the long-term. We have seized this opportunity by attending top investor conferences across the U.S. and have held non-deal roadshows in key financial markets, further bolstering our visibility.

2025 Final Thoughts

Looking ahead, the need for life-changing molecules made possible by our proprietary Botanical Synthesis process will only accelerate. With our new Yavneh corporate campus being established, a burgeoning CDMO services division and ongoing investments in growing our capabilities, we have put the foundation in place to enable continued operational execution in the years to come.

We have the team, technology, intellectual property and operational capabilities all in place to support commercialization at scale and when taken together, we remain confident in our growth prospects and pipeline for 2025 and in our ability to deliver on our target of adjusted EBITDA profitability in the second half of 2025. I look forward to sharing exciting milestones in 2025 and beyond.

Sincerely,

Ilan Sobel

Chief Executive Officer

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is no assurance that the Company will maintain or improve current financial performance, or achieve adjusted EBITDA profitability in 2025, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that new sweetener molecules will be commercialized, as any formulations will need to be tested for product suitability, which will include factors such as taste, after-taste, and affordability. There is no assurance that the company will ultimately develop 5-10 molecules that will improve the Health & Wellness of millions of people while preserving the planet for generations to come. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond the Company’s control. Readers should not place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statement disclosures other than through the Company’s management discussion and analysis disclosures available on the Company’s profile on SEDAR+ at sedarplus.ca.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us